News Release

Bema Increases Bridge Loan Facility for Kupol Development to US$100 Million

Vancouver, April 13, 2005 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) is pleased to announce that it has signed an agreement, subject to regulatory approval, with Bayerische Hypo- und Vereinsbank AG ("HVB") to increase the previously announced (July 27, 2004) US$60 million bridge loan facility (the “facility”) to US$100 million. Bema will continue to guarantee the facility which will mature no later than July 21, 2006, however the Company intends to repay the facility using a portion of the proceeds from the Kupol project financing, which is expected to be arranged in mid 2005.

This facility will be used for the continued development of the Kupol project located in north eastern Russia where an extensive exploration and development program is planned for the second half of 2005. The majority of supplies for the 2005 program have been shipped to the seaports of Pevek and Magadan, and mobilization of that material to site is underway. The feasibility study work is nearing completion and is scheduled to be finished in late May. Drilling is also expected to recommence in May and will consist of approximately 45,000 metres to test the deposit to the north and to depth in the north, to test the offset of the structure southwards and to test parallel veins. The Kupol development program for 2005 has commenced and Bema has received permits for preliminary construction which includes roads and site earth works.

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For information on Bema Gold Corporation please visit our website at www.bema.com or contact Investor Relations:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371	604-681-8371
investor@bemagold.com	investor@bemagold.com

The Toronto and American Stock Exchanges neither approve nor disapprove the information contained in this News Release. Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.